UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

GLOBAL NUTECH, INC.
___________________________________________________________________________
(Name of Issuer)

Common Stock, $0.00001 Par Value
   ___________________________________________________________________________
(Title of  Class of Securities)

37950U204
    __________________________________________________________________________
(CUSIP Number)

John Magner, President
Global NuTech, Inc.
7601 Windwood Drive
Huntington Beach, CA 92647
(714) 373-1930
__________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 31, 2011
   __________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 37950U204	SCHEDULE 13D

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

Pamela Stewart
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

SC
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United States of America
	7	Sole Voting Power

		3,000,000
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		3,000,000
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

29%
14	Type of Reporting Person

IN

CUSIP No.  37950U204

SCHEDULE 13D

Item 1. Security and Issuer

      This statement (this “Statement”) relates to shares of common stock (“Common Stock”), par value $0.00001 per share (the “Shares”), of Global NuTech, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 7601 Windwood Drive, Huntington Beach, CA 92647..

Item 2. Identity and Background

      (a) This Statement on Schedule 13D is filed by on behalf of Pamela Stewart (the “Reporting Person”).

      (b) The address of the Reporting Person is 7601 Windwood Drive, Huntington Beach, CA 92647.

      (c) Pamela Stewart is a director and Secretary of the Issuer.

      (d) During the last five (5) years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (e) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

      On October 28, 2011, the Reporting Person was elected a director and Secretary of the Issuer.  On October 31, 2011, the Issuer's Board of Directors voted to compensate the Reporting Person for assuming the position of director, and Secretary by issuing to her an aggregate of 3,000,000 restricted shares of the Issuer's common stock.  Subsequently, on November 1, 2011, the Shares were issued.  By agreement, the Shares are to vest at the rate of 50,000 per month for 60 months of employment at the end of each month commencing on October 1, 2011.  If at any time during this 60 month period, her employment shall be terminated for any reason, no further shares shall vest and all unvested shares shall be canceled by the Issuer.  None of the Shares shall be eligible for disposition, including resale, by the Reporting Person prior to December 31, 2011.

CUSIP No. 37950U204

Item 4.  Purpose of Transaction

      The Reporting Person acquired the Shares as compensation.  See Item 3, above for further information on the transaction.  The Reporting Person has no plans which would relate to or result in:

ñ	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;
ñ	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
ñ	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
ñ	Any change in the present board of directors or management of the Issuer, including nay plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
ñ	Any material change in the present capitalization or dividend policy of the Issuer;
ñ
Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote required by Section 13 of the Investment Company Act of 1940;

ñ	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
ñ
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association;

ñ	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
ñ	Any other action similar to those enumerated above;

Provided that, the Reporting Person reserves the right to take any action enumerated above in the best interests of the Issuer in her role as a member of the board of directors and and officer of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a)  Prior to acquiring the Shares, the Reporting Person did not beneficially own any outstanding securities of the Issuer. As a result of acquiring the Shares, the Reporting Person owns 3,000,000 shares of Common Stock  of the Issuer which represent 29% of the issued and outstanding shares of Common Stock of the Issuer as of the date hereof,

(b)  The Reporting person has the sole power to vote and to dispose of 3,000,000 shares, or 29% of the Common Stock of the Issuer, subject to the restrictions described in Item 3, above.

CUSIP No.  37950U204

      (c)  The Reporting Person has not effected, within the last sixty (60) days, any transactions involving the Shares other than those which are the subject of this Schedule 13D.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as described in Item 3, above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

      None.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2011	By:	/s/ Pamela Stewart
Pamela Stewart